Cadbury Schweppes plc (the “Company”)

Announcement of a transaction in ordinary shares of 12.5p each

The Company was notified on 24 October 2007, that on 24 October 2007, Sir John Sunderland disposed of 150,000 ordinary shares in the capital of the Company at a price of £6.16 per share. The transaction took place in London.

Following this disposal, Sir John Sunderland has an interest in 787,594 shares in the capital of the Company. He also has a conditional interest in a further 346,761 shares held in the Group’s Long Term Incentive Plan which are subject to performance and service conditions. These shares were granted prior to 24 August 2005 when Sir John Sunderland retired from the Company and became a non-executive director.

This announcement is being made following a notification received under Disclosure and Transparency Rule 3.1.2.

Contact:

John Mills

Director of Group Secretariat

Tel: 020 7830 5183

25 October 2007